May 9, 2006

Mr. Brad Skinner
Branch Chief - Accounting
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Alanco Technologies, Inc. ("Alanco" or "Company")
         Registration Statement on Form S-3
         Filed January 19, 2006
         File No. 333-131140

         Form 10-KSB for the fiscal year ended June 30, 2005
         Filed September 28, 2005
         File No. 000-09347

To Whom It May Concern:

Alanco received your comment letter dated May 3, 2006 with additional comments regarding our response letter dated April 28, 2006.

Presented below are the SEC comments specified in the May 3, 2006 letter and, in italic, the Company's response or proposal to resolve the issue identified.

Form 10-KSB for the Fiscal Year Ended June 30, 2005
---------------------------------------------------

Note 12.  Shareholders' Equity, page 31

1. We note your response to prior comment number 1 and we do not agree with your materiality assessment regarding the correction of the preferred stock classification error. Please amend your 2005 Form 10-KSB to report this correction as a restatement.

Comment - an amended Form 10-KSB for the year ended June 30, 2005 will be filed this date upon completion of auditor review.

2. We have read your response to prior comment number 2 and note that you have evaluated the put right using EITF 00-19. We also note that you have concluded that the criteria that must be met in order to settle the put with shares are within your control. It is unclear to us how the trading volume of your common stock is within your control. Please explain to us how you would be able to control this criterion in order to ensure that the put is settled in shares rather than cash. Note that the likelihood, regardless of how remote, of your being forced to settle the put with cash would generally not be considered in this analysis performed in accordance with EITF 00-19.

Comment - Our average daily trading volume is currently in excess of 225,000 shares. Since January 1, 2004, there is one day where the 10,000 share daily trading volume minimum was not met. Since there is a possibility that the 10,000 share minimum would not be met, it must be concluded that all criteria required to settle the put is not within the control of the Company and a new analysis is required to determine if the derivative is clearly and closely related to the host contract under FAS 133.

Statement 133 implementation issues discussed by the Derivative Implementation Group (DIG) in B16 stipulates a four-step decision sequence that should be followed in determining whether calls and puts that can accelerate the settlement of debt instruments should be considered to be clearly and closely related to the debt host contract.

Step 1: Is the amount paid upon settlement (also referred to herein as the "payoff") adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.

       The terms of the put indicate the amount paid upon settlement for the Series B Preferred Stock is at par, together with any unpaid accrued dividends. Therefore, the answer to Step 1 is No, and we continue with Step 3.

Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraph 61(d) further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.

       The settlement does not involve a premium or discount; therefore, further analysis of the contract under paragraph 13 is required to determine whether the put is clearly and closely related to the debt host contract.

Paragraph 13 of Statement 133 states the following:

       "For purposes of applying the provisions of paragraph 12, an embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract is considered to be clearly and closely related to the host contract unless either of the following conditions exist:
       A. The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment.
       B. The embedded derivative could at least double the investor's initial rate of return on the host contract and could also result in a rate of return that is at least twice what otherwise would be the market return for a contract that has the same terms as the host contract and that involves a debtor with a similar credit quality."

      The instrument cannot be contractually settled in such a way that the investor would not recover substantially all of the initial investment and since the settlement is at par, the rate of return would not at least double the investor's initial rate of return on the host contract. Therefore, the embedded derivative would be deemed to be clearly and closely related to the host instrument and not considered an embedded derivative subject to bifurcation.


If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.




/s/John A. Carlson                            /s/Adele Mackintosh

John A. Carlson                               Adele Mackintosh
Executive VP and CFO                          Corporate Secretary